China Carbon Graphite Group, Inc.
787 Xicheng Wai
Chengguantown, Xinghe County
Inner Mongolia, China

February 3, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:   Lyn Shenk, Branch Chief

Re:	China Carbon Graphite Group, Inc.
File No. 333-114565 Form 10-KSB for the fiscal year ended December 31, 2007

Ladies and Gentlemen:

We are writing in response to the comment raised by the staff of the Commission with respect to the Form 10-KSB for the year ended December 31, 2007 filed by China Carbon Graphite Group, Inc. (the “Company”) in its letter dated January 22, 2009.

Form 10-KSB: For the fiscal year ended December 31, 2007
Notes to Consolidated Financial Statements, page F-8
Basis of Presentation of Financial Statements, page F-11

1.
Based on the information contained in your response, we do not see any basis in GAAP that a reverse acquisition was transacted between Yongle and Xingyong by virtue of the contractual arrangements entered into between the two. The guidance in FIN 46R, the basis upon which Yongle consolidates Xingyong, does not provide that the financial statements of the variable interest entity be consolidated into the financial statements of the primary beneficiary prior to the date that the variable interest was established. The fact that Xingyong is the only member of the consolidated group to have had operations prior to the reverse acquisition with Talent is not a basis to consolidate the financial statements of Xingyong into Yongle prior to the date that the variable interest was established. Accordingly, it appears to us that it would only be appropriate to consolidate Xingyong from the date that Yongle established its variable interest in and became the primary beneficiary of Xingyong, which was December 14, 2007. Therefore, please explain to us in detail why you believe that it is appropriate under generally accepted accounting principals to consolidate the financial statements of Xingyong for periods prior to December 14, 2007. In this regard, your response should include the specific accounting literature relied upon in support of your treatment.

2.	Additionally, please explain to us in detail how Yongle applied the provisions of paragraphs 18 and 21 of FIN 46R upon becoming the primary beneficiary of Xingyong.

Response to Comments 1 and 2

The Company’s financial statements at December 31, 2007 present the consolidated financial condition of the Company, its subsidiaries and Xinghe Xingyong Carbon Co., Ltd. (“Xingyong”) and the consolidated results of operations of the Company, its subsidiaries and Xingyong for the period from the date of acquisition (December 17, 2007) until December 31, 2007.  For all periods prior to December 17, 2007, the financial statements reflect the stand-along results of operation and cash flows of Xingyong, except that the stockholder’ equity has been adjusted to reflect reverse acquisition accounting.  The financial statements of Xingyong are included in the Company’s consolidated financial statements pursuant to FIN 46R.

Securities and Exchange Commission
February 3, 2009

In accordance with reverse acquisition accounting, Xinghe Yongle Carbon Co., Ltd. (“Yongle”) is treated as the accounting acquiring party as a result of the change in ownership of the Company, then known as Achievers Magazine, Inc.  The reverse acquisition did not occur between Yongle and Xingyong.  The transaction between Yongle and Xingyong is reflected as a variable interest entity (“VIE”) relationship between companies under common control.  The requirement to show the combined commonly controlled companies commencing in the first year reported is not applicable since Yongle was only recently formed just for the purpose of operating the business of Xingyong pursuant to the agreements described below and had no operating history or significant assets prior to entering into the contracts with Xingyong. Yongle, as a result of the following agreements, is continuing to conduct the business that had been conducted by Xingyong prior to the date of the acquisition.  Pursuant to these agreements:

•	Yongle is to receive not less than 80% and up to 100% of the profit of Xingyong through direct payments to Xingyong.

•
In order to ensure Xingyong’s performance of the agreements between Yongle and Xingyong and all its obligations to Yongle, the shareholders of Xingyong confirmed and agreed that Xingyong will not conduct any transaction which may materially affect its assets, obligations, rights or the Company’s operation unless a prior written consent from Yongle or Yongle’s designee has been obtained.

•	Yongle has an exclusive option to purchase from the stockholders of Xingyong all of the capital stock of Xingyong at the lowest price permitted under the laws of the PRC.

•	The stockholders of Xingyong pledged 100% of their equity in Xingyong as security for the performance by Xingyong of its obligations under its agreements with Yongle.

•	Yongle shall have the exclusive right to provide technical services to Xingyong and Yongle shall be the owner of all intellectual property resulting from this agreement.

The staff of the Commission has raised the question as to whether the Company and Xingyong are under common control.  Paragraph 18 of FIN 46R states that, except for enterprises that are under common control, the primary beneficiary of a variable interest entity, which would be the Company, shall initially measure the assets, liabilities and non-controlling interests in the variable interest entity, which would be Xingyong, at their fair value on the date of the acquisition.  Under Paragraph 18, if the entities are in common control, there is no good will and no revaluation of the assets as a result of the entry into the VIE relationship.

Yongle and Xingyong are under common control.  At the time of the acquisition, Mr. Denyong Jin was the chief executive officer and principal stockholder of Xingong.  Sincere Investment (PLC) Ltd., a British Virgin Islands company, as trustee, is the Company’s principal stockholder.   Lizhong Gao is president and sole stockholder of Sincere.  The beneficiaries of the trust are Shulian Gao, who is Mr. Jin’s wife, and Wenyu Li, who is Mr. Jin’s sister-in-law.  Lizhong Gao is Mr. Jin’s brother-in-law.

Securities and Exchange Commission
February 3, 2009

Under EITF 02-5(b), common control exists where immediate family members hold more than 50% of the voting ownership interest in each of the entities.   Under Item 404(a) of Regulation S-K, an immediate family member of a person includes that person’s “child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law.”

Since more than 50% of Xingyong’s equity is owned by Mr. Jin and more than 50% of the Company’s equity is owned by a company that is owned by Mr. Jin’s brother-in-law and in which Mr. Jin’s wife and sister-in-law are the beneficiaries, the companies are under common control and there is no revaluation of assets. The following table reflects the relationship.

Denyong Jin and members of his immediate family

Control of Xingyong through majority stock ownership	Control of the Company and Yongle through majority stock ownership of the Company, with the Company being the 100% beneficial owner of Yongle

In view of the foregoing, the Company believes that the Company and Xingyong are under common control and that the financial statements in the Form 10-KSB for the year ended December 31, 2007 reflect the operations of the Company and Xingyong, as a variable interest entity, in accordance with generally acceptable accounting principles.

General

3.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response to Comment 3

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 3, 2009

If you have any further questions, please contact us.

Very truly yours,

/s/ Ting Chen
Ting Chen, Chief Financial Officer

cc:  Asher S. Levitsky PC